N/O ACT

PE
2-17-09

09035307

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Amy Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-17-09

Re: Exxon Mobil Corporation

Dear Ms. Goodman:

This is in regard to your letter dated February 17, 2009 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ExxonMobil therefore withdraws its January 23, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 17, 2009

Direct Dial
(202) 955-9653
Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation;*
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the AFL-CIO Reserve Fund;
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated January 23, 2009, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Exxon Mobil Corporation (the "Company"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent").

Enclosed is a letter from the Proponent to the Company dated February 12, 2009, stating that the Proponent voluntarily withdraws the Proposal. See Exhibit A. In reliance on this letter, we hereby withdraw the January 23, 2009 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (202) 955-9653 or James E. Parsons, the Company's Counsel – Corporate and Securities, at (972) 444-1478 with any questions in this regard.

Sincerely,

Amy L. Goodman /EAI

Amy L. Goodman

Enclosure

cc: Daniel F. Pedrotty, AFL-CIO Reserve Fund
Vineeta Anand, AFL-CIO Reserve Fund

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

RECEIVED
FEB 18 2009
JAMES E. PARSONS

February 12, 2009

Sent by FAX and USPS Mail

Mr. Henry H. Hubble, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Hubble:

On behalf of the AFL-CIO Reserve Fund, I write to withdraw the previously submitted shareholder proposal urging the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine. If you have any questions, please contact Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

cc: Randy H. Powers, Manager, Compensation, Benefit Plans & Policies

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 23, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt principles for health care reform based upon principles reported by the Institute of Medicine. Specifically, the Proposal states:

> RESOLVED: Shareholders of Exxon Mobil Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they cannot be subject to direct shareholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff consistently has concluded that proposals dealing with matters relating to employee benefits are properly excludable in reliance on Rule 14a-8(i)(7). Although the Proposal is framed broadly, as the adoption of "principles," any company-endorsed principles which implicate health care coverage will necessarily impact the decisions that the Company makes with respect to the health care benefits it chooses to provide its employees. The design, maintenance, and administration of health care coverage are an integral part of a company's ordinary business operations. In its day-to-day administration of employee benefits, the Company determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact the nature of health care coverage provided to Company employees are best left to those who handle such decisions on a daily basis.

Recently, in both *Wyeth* (avail. Feb. 25, 2008) and *CVS Caremark Corp.* (avail. Jan. 31, 2008), the Staff concurred that proposals substantially similar to the Proposal could be properly excluded because they related to the companies' ordinary business operations (*i.e.*, employee benefits). We are aware that in 2008 there also were several companies, including the Company, that were not successful in excluding identical proposals on Rule 14a-8(i)(7) grounds.[1] *See Exxon Mobil Corp.* (avail. Feb. 25, 2008); *The Boeing Co.* (avail. Feb. 5, 2008); *United Technologies Corp.* (avail. Jan. 31, 2008). This disparity in outcomes appears to be attributable to the fact that the supporting statements submitted by the respective proponents in *Wyeth* and *CVS Caremark Corp.* contained an additional request for the boards of those companies to report on the implementation of the health care reform principles. We believe that the omission of this request does not turn a proposal relating to ordinary business matters into

---

[1] While the Company disagreed with the Staff's decision not to concur in exclusion of the proposal, the Company did not request that the Staff reconsider its position or appeal the decision to the Commission because the proponent agreed to withdraw the proposal.

one that is not excludable on this basis. Whether or not the Company is asked to report on its progress in implementing the Principles does not change the fact that the Proposal seeks to involve shareholders in an ordinary business matter that is properly left to management.

The Proposal's supporting statement illuminates the Proponent's particular concern with the Company's ordinary business operations and not the general policy issue of health care reform. Specifically, the supporting statements focus on the impact that the Company's specific health care "coverage" and "insurance" policies and programs have on its profitability and public image. For example (*emphasis added*):

- "We believe that the 47 million Americans without health insurance results in *higher costs, causing an adverse effect on shareholder value for our Company* . . . . Moreover, we feel that *increasing health care costs further reduces shareholder value* when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale."

- "We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if *public confidence in our Company's commitment to health care coverage* is to be maintained."

- "John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say *health costs represent their biggest economic challenge*."

- "According to the National Coalition on Health Care, *implementing its principles would save employers presently providing health insurance coverage an estimated $595 to $848 billion* in the first 10 years of implementation."

These statements reflect the Proponent's intent to involve the shareholders in crafting the Company's health care programs, rather than addressing health care reform in the abstract. Considering the resolution and the supporting statement as a whole, it is evident that the Proposal's focus is the benefits the Company provides its employees and the impact that *implementation* of the suggested principles would have on the Company's business, reputation and stock price. In this regard, the substantially similar proposals in *Wyeth* and *CVS/Caremark* would have improperly involved shareholders in ordinary business operations through means of a report on implementation. Here, even in the absence of a request to report, the Proposal would involve shareholders in ordinary business decisions about the Company's employee benefits programs because it would require the Company to evaluate its employee health care benefits against a specific set of shareholder-mandated standards. Even if the Board is not obligated to report back to shareholders on the results of implementing these principles, the Proponent clearly intends for the shareholders to become an integral part of the decision-making process regarding employee benefits. Thus, we believe that the Proposal is excludable as relating to ordinary business matters, specifically employee benefits.

In addition to *Wyeth* and *CVS/Caremark*, the Staff has determined on several other occasions that shareholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, as discussed above, the Proponent's supporting statement discusses the adverse effect on shareholder value caused by rising health care costs and how these costs lead companies to shift costs to employees. *See also General Motors Corp.* (avail. Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *International Business Machines Corp.* (avail. Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *PepsiCo, Inc. (United Brotherhood of Carpenters)* (avail. Mar. 7, 1991) (permitting the exclusion of a shareholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations"). In another example, the Staff concurred that a company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." *General Motors Corp.* (avail. Mar. 24, 2005). Here, the Proposal requests that the Board adopt "principles for comprehensive health care reform," which is similar to the request in the proposal in *General Motors* for the "directors committee to develop specific reforms."

For these reasons, we believe the Proposal is excludable under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations because it relates to employee benefits.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or James E. Parsons, the Company's Counsel – Corporate and Securities, at (972) 444-1478.

Sincerely,

Amy L. Goodman /EAI

Amy L. Goodman

ALG/als
Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Daniel F. Pedrotty, AFL-CIO Reserve Fund
Vineeta Anand, AFL-CIO Reserve Fund

100584747_4.DOC

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 2, 2008

Sent by FAX and UPS Next Day Air

SHAREHOLDER PROPOSAL

DEC 3 2008

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Mr. Henry H. Hubble, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Hubble:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Exxon Mobil Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 4,002 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED: Shareholders of Exxon Mobil Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 4, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Daniel F. Pedrotty
Director
Office of Investment
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

This will acknowledge receipt of the proposal concerning health care reform principles, which you have submitted on behalf of the AFL-CIO Reserve Fund (the "Proponent") in connection with ExxonMobil's 2009 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If the Proponent intends to attend the annual meeting, the Proponent should identify himself at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If the Proponent intends to appoint another person to act in his place to present this proposal, the Proponent must provide documentation signed by the Proponent that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated to the Proponent to present the applicable shareholder proposal at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of the Proponent should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

RECEIVED
DEC 8 2008
S.M. DERKACZ

RECEIVED
DEC 08 2008
D. S. ROSENTHAL

December 4, 2008

Mr. Henry H. Hubble, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Exxon Mobil Corporation

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 4,002 shares of common stock (the "Shares") of Exxon Mobil Corporation, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account # . The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8550-253